1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2012

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Science-Based Industrial Park,

Hsin-Chu, Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                 .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: January 19, 2012	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer

2011 Fourth Quarter Investor Conference

January 18, 2012

© 2012 TSMC, Ltd

Agenda

Welcome

4Q11 Financial Results and 1Q12 Outlook CEO Message Q&A

Elizabeth Sun Lora Ho Morris Chang Morris Chang / Lora Ho / C.C. Wei

Safe Harbor Notice

TSMC’s statements of its current expectations are forward-looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements.

Information as to those factors that could cause actual results to vary can be found in TSMC’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) on April 15, 2011 and such other documents as TSMC may file with, or submit to, the SEC from time to time.

Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

© 2012 TSMC, Ltd

4Q11 Financial Highlights

4Q11 4Q11 3Q11 4Q10 QoQ YoY

(In NT billions except otherwise noted) Guidance Actual Actual

Net Sales 104.71 103 - 105 106.48 110.14 -1.7% -4.9%

Gross Margin 44.7% 43.5% - 45.5% 42.0% 49.8% +2.7 ppts -5.1 ppts

Operating Margin 31.4% 30% - 32% 29.7% 37.7% +1.7 ppts -6.3 ppts

EPS - Diluted (NT$) 1.22 1.17 1.57 3.9% -22.5%

Free Cash Flow 43.07 17.16 24.62 151.0% 74.9%

ROE (%) 20.6% 20.9% 29.3% -0.3 ppt -8.7 ppts

Shipment (Kpcs, 8”-equiv. Wafer) 2,917 3,180 3,195 -8.3% -8.7%

Average Exchange Rate— NTD/USD 30.27 29.12 30.40 4.0% -0.4%

* Total outstanding shares were 25,916mn units at 12/31/11

** ROE figures are annualized based on average equity attributable to shareholders of the parent.

© 2012 TSMC, Ltd

Income Statements

(In NT billions except otherwise noted) 4Q11 3Q11 4Q10 QoQ YoY

Net Sales 104.71 106.48 110.14 -1.7% -4.9%

Gross Margin 44.7% 42.0% 49.8% +2.7 ppts -5.1 ppts

Operating Expenses (13.84) (13.17) (13.31) 5.1% 4.0%

Operating Margin 31.4% 29.7% 37.7% +1.7 ppts -6.3 ppts

Non-Operating Items 0.71 0.41 0.68 72.9% 4.5%

Long-Term Investment Gains (0.02) 0.15 0.69 -112.6% -102.8%

Taxes (2.06) (1.73) (2.02) 19.1% 2.0%

Net Income 31.58 30.40 40.72 3.9% -22.5%

Net Margin 30.2% 28.5% 37.0% +1.7 ppt -6.8 ppts

EPS (NT Dollar) 1.22 1.17 1.57 3.9% -22.5%

© 2012 TSMC, Ltd

4Q11 Revenue by Applications

Communication Computer Consumer Industrial/Standard

QoQ +6%

Revenue (NT$B)

0

50

3Q11

4Q11

Revenue (NT$B)

0

50

3Q11

4Q11

QoQ -13%

Revenue (NT$B)

0

50

3Q11

4Q11

QoQ -10%

Revenue (NT$B)

0

50

3Q11

4Q11

QoQ -14%

© 2012 TSMC, Ltd

4Q11 Revenue by Technology

TSMC Property


0.25/0.35um
7%
0.5um+
2%
28nm
2%
0.15/0.18um
17%
0.11/0.13um
7%
90nm
8%
40/45nm
27%
65nm
30%


65nm and below revenue
Revenue (NT$B)
% of Sales
55
50
45
40
35
30
25
20
15
10
5
0
70%
60%
50%
40%
30%
20%
10%
0%
1Q09
3Q09
1Q10
3Q10
1Q11
3Q11
65nm Rev (NT$B)
40nm Rev (NT$B)
28nm Rev (NT$B)
65nm and below combined as % of Sales

© 2012 TSMC, Ltd

Open Innovation Platform ™

Balance Sheets & Key Indices

Selected Items from Balance Sheets 4Q11 3Q11 4Q10

(In NT billions excepted otherwise noted) Amount % Amount % Amount %

Cash & Marketable Securities 150.62 19.5% 120.26 16.4% 181.57 25.3% Accounts Receivable—Trade 40.95 5.3% 45.46 6.2% 42.98 6.0% Inventory 24.84 3.2% 25.69 3.5% 28.41 4.0%

Long-Term Investment 34.46 4.5% 36.47 5.0% 39.78 5.5%

Net PP&E 490.38 63.3% 472.95 64.4% 388.44 54.0%

Total Assets 774.27 100.0% 734.64 100.0% 718.93 100.0%

Current Liabilities 117.01 15.1% 108.37 14.7% 123.19 17.1% Long-Term Interest-bearing Debt 20.46 2.6% 20.34 2.8% 11.99 1.7%

Total Liabilities 142.22 18.4% 133.52 18.2% 140.22 19.5% Total Shareholders’ Equity 632.04 81.6% 601.12 81.8% 578.71 80.5%

Key Indices

A/R Turnover Days 38 39 38 Inventory Turnover Days 43 45 50 Current Ratio (x) 1.9 1.8 2.1

(1)

Asset Productivity (x) 0.9 0.9 1.2

(1) Asset productivity = Annualized net sales / Average net fixed assets.

© 2012 TSMC, Ltd

Cash Flows

(In NT billions except otherwise noted) 4Q11 3Q11 4Q10

Beginning Balance 114.84 150.98 132.27

Cash from operating activities 72.84 55.21 70.56

Capital expenditures (29.77) (38.05) (45.94)

Cash dividends 0.00 (77.73) 0.00

Share buyback 0.00 (0.07) 0.00

Short-term loans (10.09) 2.88 (6.70)

Proceeds from issuance of bonds 0.00 18.00 0.00

Investments and others (4.35) 3.62 (2.30)

Ending Balance 143.47 114.84 147.89

Free Cash Flow (1) 43.07 17.16 24.62

(1) Free cash flow = Cash from operating activities – Capital expenditures.

© 2012 TSMC, Ltd

Capital Expenditures

(In US millions) 1Q11 2Q11 3Q11 4Q11 FY2011

TSMC 2,635 2,149 1,236 882 6,902

TSMC China & WaferTech 95 92 47 47 281

Other TSMC Subsidiaries 44 12 23 24 103

TSMC Consolidated 2,774 2,253 1,306 953 7,286

Note: 2011 CapEx was based on the weighted average exchange rate of NT$29.367 per US dollar.

© 2012 TSMC, Ltd

Installed Capacity

2011 Overall Capacity +17%; 12-inch Capacity +29%

1Q11 2Q11 3Q11 4Q11 2011 1Q12

FAB / (Wafer size) (A) (A) (A) (A) (A) (F)

Fab-2 ( 6”) (1) 238 252 255 255 1,000 247

Fab-3 ( 8”) 275 301 304 304 1,184 298

Fab-5 ( 8”) 137 133 141 136 547 145

Fab-6 ( 8”) 274 283 286 286 1,128 298

Fab-8 ( 8”) 240 254 254 255 1,003 262

Fab-12 ( 12”) (2) 322 337 338 337 1,334 373

Fab-14 ( 12”) (2) 427 488 509 504 1,927 539

WaferTech ( 8”) 106 108 109 107 429 110

TSMC China ( 8”) 148 179 216 230 772 222

TSMC & Subsidiaries 2,999 3,254 3,358 3,352 12,963 3,529

(8” Equivalent Kpcs)

SSMC ( 8”) 64 64 65 65 258 64

Total TSMC-managed 3,063 3,318 3,423 3,417 13,221 3,592

(8” Equivalent Kpcs)

(1) Figures represent number of 6” wafers. Conversion to 8”-equivalent wafers is obtained by dividing this number by 1.78. (2) Figures represent number of 12” wafers. Conversion to 8”-equivalent wafers is obtained by multiplying this number by 2.25.

© 2012 TSMC, Ltd

2011 Financial Highlights

2011 2010 YoY

(In NT billions except otherwise noted)

Net Sales 427.08 419.54 1.8%

Gross Margin 45.4% 49.4% -4.0 ppts

Operating Margin 33.1% 37.9% -4.8 ppts

EPS—Diluted (NT$) 5.18 6.23 -17.0%

Free Cash Flow (FCF) 33.63 42.53 -20.9%

Cash Dividends 77.73 77.71 0.0%

Cash & Marketable 150.62 181.57 -17.0%

Securities

ROE 22.3% 30.2% -7.9 ppts

Achieved top-line growth despite difficult macro environment

Continued outperforming the semiconductor industry and foundry sector

Maintained sound profitability despite rising depreciation, R&D expenses and unfavorable exchange rates

© 2012 TSMC, Ltd

1Q12 Guidance

Based on our current business outlook and exchange rate assumption, management expects:

Revenue to be between NT$ 103 billion and NT$ 105 billion, at a forecast exchange rate of 30.25 NT dollars to 1 US dollar

Gross profit margin to be between 42.5 % and 44.5%

Operating profit margin to be between 28.5 % and 30.5%

© 2012 TSMC, Ltd

Recap of Recent Major Events

TSMC Property

- TSMC wins the Executive Yuan Council of Labor Affairs' First Employee Assistance Plan Outstanding Business Award (2011/12/21)
- TSMC Wins Taiwan EPA "Energy Conservation and Carbon Reduction Action Mark" (2011/12/20)
- TSMC F12P4 Office Building Wins Executive Yuan Outstanding Green Building Design Award (2011/12/16)
- TSMC Expands Investment in Taiwan with New Milestone for Taichung GigaFab (2011/12/09)
- Record Result for TSMC at the IR Magazine Greater China Awards (2011/12/02)
- TSMC Recognizes Outstanding Suppliers at Supply Chain Management Forum (2011/12/02)
- TSMC Wins 2011 Taiwan Corporate Sustainability Report "Gold Award" (2011/11/29)
- TSMC Wins Six Prizes from Ministry of Economic Affairs' 1st National Industrial Innovation Award (2011/11/25)
- TSMC Holds Free Classes to Share Water Conservation Experience (2011/11/11)
- TSMC Leads in ISO 50001 Certification for Data Center (2011/11/03)

- Please visit TSMC's Web site (http://www.tsmc.com) and Market Observation Post System (http://mops.twse.com.tw) for details and other announcements

© 2012 TSMC, Ltd

Open Innovation Platform ™

http://www.tsmc.com invest@tsmc.com

© 2012 TSMC, Ltd